Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR

January 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor, Tim Buchmiller, Michael Fay, and Brian Cascio

Re:	Talis Biomedical Corporation Draft Registration Statement on Form S-1 and Amendment No. 1 thereto Submitted October 15, 2020 and January 6, 2021, respectively CIK No. 0001584751

Dear Mr. Gabor:

On behalf of our client, Talis Biomedical Corporation (the “Company”), we are submitting this response letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (i) by letter dated November 10, 2020 (the “November Comment Letter”) with respect to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Commission on October 15, 2020 (the “Draft Registration Statement”) and amended on January 6, 2021 (the “Amended Draft Registration Statement”) and (ii) by letter dated January 14, 2021 (the “January Comment Letter”) with respect to the Amended Draft Registration Statement. We are also electronically transmitting for filing a Registration Statement on Form S-1 (the “Registration Statement”) that updates the Amended Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering in the January Comment Letter and November Comment Letter, respectively, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses to January Comment Letter

Series 1 convertible preferred stock to be outstanding after this offering, page 11

1.

We note your response to prior comment 5. As requested by that comment, in an appropriate location in your prospectus, please disclose the business purposes for the contemplated issuance of the Series 1 convertible preferred stock in connection with your offering, why your majority stockholder desires to own a post-offering security that provides it with the option to convert its ownership to non-voting common stock at a point in the future, and any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction. Please refer to Regulation S-K Item 404(a)(6).

Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

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United States Securities and Exchange Commission

January 22, 2021

Page Two

Response: The Company has updated the disclosures on page 184 of the Registration Statement.

Talis One Test, page 126

2.

We note your response to prior comment 9. Please revise the Overview section of the Summary to clearly disclose that your initial focus was on women’s health and sexually transmitted infections and that you postponed development of that program to focus on a COVID-19 test.

Response: The Company has updated the disclosures on page 126 of the Registration Statement.

Intellectual property, page 134

3.

We note your response to prior comment 12. Please revise your disclosure to indicate how the in-licensed intellectual property from the University of Chicago and Caltech impacts your competitive position in the industry.

Response: The Company has updated the disclosures on page 136 of the Registration Statement.

Staff Comments and Company Responses to November Comment Letter

Use of proceeds, page 84

8.

To the extent that you will allocate proceeds to the development of Talis One, please specify how far in the development process you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purpose, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will update the disclosure in a future amendment to the Registration Statement.

Performance of the Talis One COVID-19 test, page 121

10.	Please disclose any material protocols used during the preclinical assessment of your COVID-19 test, including indicating if any portions of the assessments were blinded.

Response: The Company has updated the disclosures on pages 127 and 128 of the Registration Statement.

11.

Please revise your textual discussion of the 95% CI statistical analysis performed to explain the significance of the ranges provided and how this data translates into you plan to submit an Emergency Use Authorization to the FDA.

Response: The Company has updated the disclosures on page 127 of the Registration Statement.

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Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange Commission

January 22, 2021

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Brian Coe, Chief Executive Officer, Talis Biomedical Corporation Brian J. Cuneo, Latham & Watkins LLP

Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

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